Exhibit 99.1

Note to Editors: Not for dissemination or distribution in the United States

Scotiabank Announces Redemption of 6.65% Subordinated Debt due January 22, 2021

TORONTO, December 21, 2015 – Scotiabank (BNS: TSX, NYSE) today announced that the Bank intends to redeem all outstanding 6.65% debentures due January 22, 2021 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on January 22, 2016. Formal notice will be delivered to the debenture holders in accordance with the terms and conditions set forth in the related trust indenture.
The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of $856 billion (as at October 31, 2015), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

For further information, please contact

Christy Bunker
Managing Director, Group Treasury
(416) 933-7974
christy.bunker@scotiabank.com.

or

Jake Lawrence
Senior Vice President, Investor Relations
(416) 866-5712
jake.lawrence@scotiabank.com